UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Response Biomedical Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

76123L303
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Advisors Limited
OrbiMed Asia GP, L.P.
OrbiMed Capital GP III LLC
Samuel D. Isaly
601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
Attn: Alexander M. Cooper

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123L303

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,328 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,328 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,328 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ See Item 5
13		Percent of Class Represented by Amount in Row (11) 42.6% (See Item 5)*
14		Type of Reporting Person (See Instructions) IA
*          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 11,710,972 Shares (defined below) outstanding as of June 15, 2016.

CUSIP No. 76123L303

1		Names of Reporting Persons. OrbiMed Advisors Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,547,498 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,547,498 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,547,498 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ See Item 5
13		Percent of Class Represented by Amount in Row (11) 27.1% (See Item 5)*
14		Type of Reporting Person (See Instructions) OO
*          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 11,710,972 Shares (defined below) outstanding as of June 15, 2016.

CUSIP No. 76123L303

1		Names of Reporting Persons. OrbiMed Asia GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,547,498 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,547,498 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,547,498 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ See Item 5
13		Percent of Class Represented by Amount in Row (11) 27.1% (See Item 5)*
14		Type of Reporting Person (See Instructions) OO
*          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 11,710,972 Shares (defined below) outstanding as of June 15, 2016.

CUSIP No. 76123L303

1		Names of Reporting Persons. OrbiMed Capital GP III LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,943,771 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,943,771 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 5,943,771 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ See Item 5
13		Percent of Class Represented by Amount in Row (11) 42.3% (See Item 5)*
14		Type of Reporting Person (See Instructions) OO
*          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 11,710,972 Shares (defined below) outstanding as of June 15, 2016.

CUSIP No. 76123L303

1		Names of Reporting Persons. Samuel D. Isaly
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF (See Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,328 (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,328 (See Item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,328 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒ See Item 5
13		Percent of Class Represented by Amount in Row (11) 42.6% (See Item 5)*
14		Type of Reporting Person (See Instructions) IN

*          This percentage is calculated based upon information provided to the Reporting Persons by the Issuer, according to which there were 11,710,972 Shares (defined below) outstanding as of June 15, 2016.

Item 1.  Security and Issuer

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010, as amended by Amendment No. 1 to Schedule 13D filed on October 4, 2010, Amendment No. 2 to Schedule 13D filed on October 22, 2010, Amendment No. 3 to Schedule 13D filed on January 11, 2011, Amendment No. 4 to Schedule 13D filed on November 23, 2011, Amendment No. 5 to Schedule 13D filed on January 9, 2012, Amendment No. 6 to Schedule 13D filed on November 12, 2013, and Amendment No. 7 to Schedule 13D filed on January 23, 2015 (as amended, the “Schedule 13D”), and relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Limited (“OrbiMed Limited”), OrbiMed Asia GP, LP (“OrbiMed Asia”), OrbiMed Capital GP III LLC (“OrbiMed Capital”) and Samuel D. Isaly (“Isaly”) (collectively, the “Reporting Persons”).

(b) — (c) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Limited has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Asia, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Asia has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors.  Isaly has his principal business 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Asia and OrbiMed Capital are set forth on Schedules I, II, III and IV, respectively, attached hereto.  Schedules I, II, III and IV set forth the following information with respect to each such person:

(i)           name;

(ii)           business address;

(iii)           present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)           citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately after the last paragraph thereof the following:

Pursuant to its authority under the limited partnership agreement of OrbiMed Private Investments III, LP (“OPI III”), on June 16, 2016, OrbiMed Capital, as general partner of OPI III, caused OPI III to purchase an aggregate of 5,268 Shares at a price of USD$0.56 per Share, using OPI III’s working capital in the aggregate amount of approximately USD$2,950.

Pursuant to its authority under the limited partnership agreement of OrbiMed Asia Partners, L.P. (“OAP”), on June 16, 2016, OrbiMed Asia caused OAP to purchase an aggregate of 331,690 Shares at a price of USD$0.56 per Share using OAP’s working capital in the aggregate amount of approximately USD$185,746. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of OAP.

Pursuant to its authority under the limited partnership agreement of OrbiMed Associates III, LP (“OrbiMed Associates”) on June 16, 2016, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 555,900 Shares at a price of USD$0.56 per Share using OrbiMed Associates’ working capital in the aggregate amount of approximately USD$311,304.

Item 4.  Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as set forth below:

Arrangement Agreement

On June 16, 2016 the Issuer entered into a plan of arrangement (the “Arrangement Agreement”) with 1077801 B.C. Ltd. (“Acquireco”), a company owned by certain OrbiMed funds and Shanghai Runda Medical Technology Co., Ltd. (“Runda”), pursuant to which Acquireco will acquire all of the outstanding Shares (except for Shares held by certain rollover shareholders who will instead receive shares of the Acquireco on a 1:1 ratio) at a price of $1.12 per Share in cash (“Arrangement Consideration”). The consummation of the transactions contemplated by the Arrangement Agreement is subject to certain closing conditions including the adoption of the Arrangement Agreement by at least two-thirds of the votes at the Special Meeting and certain regulatory, court and stock exchange consents. Upon the consummation of the Arrangement Agreement, the Issuer will become a wholly-owned subsidiary of the Acquireco.

Subscription Agreements

Concurrently with the execution of the Arrangement Agreement, the Issuer and OrbiMed Advisors entered into subscription agreements (the “Subscription Agreements”), in connection with the Issuer’s non-brokered private placement financing of 1,785,716 Shares at a price of $0.56 per Share (“Private Placement”).  OribMed Advisors, acting on behalf of  OAP, OrbiMed Associates and OPI III, agreed to purchase 892,858 Shares for an aggregate gross amount of $500,000 in the Private Placement.

Rollover Agreements

Concurrently with the execution of the Arrangement Agreement, the Acquireco entered into rollover agreements (the “Rollover Agreements”) with OrbiMed Associates, OPI III and OAP (collectively, the “Rollovers”). Pursuant to the Rollover Agreements, the Rollovers agreed, among other things, to contribute all of their Shares in exchange for shares of Acquireco.

Support Agreements

Concurrently with the execution of the Arrangement Agreement, each director and officer of the Issuer entered into a Voting and Support Agreement (the “Support Agreements”) with OrbiMed Advisors and Runda, each acting through the Acquireco.  The Support Agreements contemplate, among other things, that each director and officer of the Issuer will vote all or certain of the Shares beneficially owned by him or her in support of the contemplated transaction.

In connection with the foregoing transactions, the Reporting Persons are acquiring beneficial ownership of additional Shares of the Issuer, such that collectively, the Reporting Persons, along with Runda, would be able to facilitate a going-private transaction.  Upon the consummation of the transaction, the Reporting Persons and Runda will cause the Issuer to terminate its reporting obligations to the SEC under the Act and the Shares will no longer be publicly traded on any securities exchange or over-the-counter market.

The descriptions of the Arrangement Agreement, the Subscription Agreements, the Support Agreements and the Rollover Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Arrangement Agreement, the Subscription Agreements, the Form of Support Agreement and the Rollover Agreements, which have been filed as Exhibits O–V, and are incorporated herein by this reference.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure assumes that there are 11,710,972 Shares outstanding, which includes 1,785,716 Shares sold in the Private Placement and as confirmed by the Issuer.

As of the date of this filing, OAP, a limited partnership organized under the laws of the Cayman Islands, holds 2,149,902 Shares and 1,397,596 warrants to purchase Shares (“Warrants”) constituting approximately 27.1% of the issued and outstanding Shares plus the Warrants held by OAP.  OrbiMed Asia is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia.  As a result, OrbiMed Asia and OrbiMed Limited share the power to direct the vote and disposition of the Shares held by OAP, and both OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP.  OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, David G. Wang, Jonathan J. Wang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by OAP.

As of the date of this filing, OPI III, a limited partnership organized under the laws of Delaware, holds 3,604,266 Shares and 2,339,505 Warrants constituting approximately 42.3% of the issued and outstanding Shares plus the Warrants held by OPI III.  OrbiMed Capital is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III, and OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital.  Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement.  As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and disposition of the Shares held by OPI III and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI III.

As of the date of this filing, OrbiMed Associates, a limited partnership organized under the laws of Delaware, holds 34,291 Shares and 22,266 Warrants constituting approximately 0.5% of the issued and outstanding Shares plus the Warrants held by OrbiMed Associates.  OrbiMed Advisors is the sole general partner of OrbiMed Associates, pursuant to the terms of the limited partnership agreement of OrbiMed Associates, and Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement.  As a result, Isaly and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OrbiMed Associates and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates.

As a result of the Arrangement Agreement, Rollover Agreement and Support Agreement (as defined and described in Item 4 of this Schedule 13D), the Reporting Persons are deemed to have a formed a “group” with Runda within the meaning of Section 13(d)(3) of the Act and may be deemed to beneficially own an additional 892,858 Shares of the Issuer, constituting 7.6% of the 11,710,972 Shares outstanding.  However, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person beneficially owns any Shares held by Runda. The Reporting Persons expressly disclaim beneficial ownership in the Shares deemed to be held by Runda.

(c) Except as disclosed in Item 4, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Item 5 above, OrbiMed Capital is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Pursuant to this agreement and relationship, OrbiMed Capital has discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power to vote and otherwise dispose of securities held by OPI III.  The number of outstanding Shares of the Issuer attributable to OPI III is 5,943,771.  OrbiMed Capital, pursuant to its authority under the limited partnership agreement of OPI III, may be considered to hold indirectly 5,943,771 Shares.

     OrbiMed Advisors is the sole managing member of OrbiMed Capital, pursuant to the terms of the limited liability company agreement of OrbiMed Capital.  Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed Capital have discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPI III.  The number of outstanding Shares attributable to OPI III is 5,943,771 Shares. OrbiMed Advisors is also the general partner of OrbiMed Associates, pursuant to the terms of the limited partnership agreement of OrbiMed Associates.  Pursuant to this agreement and relationship, OrbiMed Advisors has discretionary investment management authority with respect to the assets of OrbiMed Associates.  Such authority includes the power to vote and otherwise dispose of securities held by OrbiMed Associates.  The number of outstanding Shares of Issuer attributable to OrbiMed Associates is 56,557.  OrbiMed Advisors, pursuant to its authority under its limited partnership agreement with OrbiMed Associates, may be considered to hold indirectly 56,557 Shares.

     OrbiMed Asia is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP.  OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia.  OrbiMed Limited established the Committee by written resolutions adopted on July 28, 2010.  Pursuant to these agreements, resolutions and relationships, OrbiMed Asia has discretionary investment management authority with respect to the assets of OAP and such discretionary investment management authority is exercised through OrbiMed Limited by action of the Committee. Such authority includes the power to vote and otherwise dispose of securities held by OAP.  The number of outstanding Shares of the Issuer attributable to OAP is 3,547,498.  OrbiMed Asia, as the general partner of OAP, may be considered to hold indirectly 3,547,498 Shares, and OrbiMed Limited, as the general partner of OrbiMed Asia, may be considered to hold indirectly 3,547,498 Shares.

     Peter Thompson and Jonathan J. Wang, employees of OrbiMed Advisors, are members of the Issuer’s Board and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.

     Other than the agreements and the relationships mentioned directly above and in Items 4 and 5 hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Title
N	Joint Filing Agreement, dated as of June 20, 2016, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly.
O
Arrangement Agreement, dated as of June 16 2016, by and among Response Biomedical Corporation and 1077801 B.C. Ltd., a company owned by OrbiMed Asia Partners, L.P., OrbiMed Private Investments III, LP and OrbiMed Associates III, LP and Shanghai Runda Medical Technology Co., Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Response Biomedical Corporation on June 20, 2016.

P	Subscription Agreement, date as of June 16, 2016, by and among OrbiMed Advisors LLC, OrbiMed Associates III, L.P., and Response Biomedical Corporation.
Q	Subscription Agreement, date as of June 16, 2016, by and among OrbiMed Advisors LLC, OrbiMed Asia GP, L.P., OrbiMed Advisors Limited, and Response Biomedical Corporation.
R	Subscription Agreement, date as of June 16, 2016, by and among OrbiMed Advisors LLC, OrbiMed Capital GP III LLC, OrbiMed Private Investments III, L.P., and Response Biomedical Corporation.
S	Form of Voting and Support Agreement, by and among 1077801 B.C. Ltd., and the officers and directors of Response Biomedical Corporation.
T	Rollover Agreement, dated as of June 16, 2016, by and among OrbiMed Private Investments III, L.P. and 1077801 B.C. Ltd.
U	Rollover Agreement, dated as of June 16, 2016, by and among OrbiMed Asia Partners, L.P. and 1077801 B.C. Ltd.
V	Rollover Agreement, dated as of June 16, 2016, by and among OrbiMed Associates III, L.P. and 1077801 B.C. Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016	ORBIMED ADVISORS LLC

	By:	/s/Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED

	By:	/s/Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, L.P.

	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/Samuel D. Isaly
Samuel D. Isaly

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC

Carl L. Gordon	Member	Member OrbiMed Advisor, LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Samuel D. Isaly	Director	Director OrbiMed Advisors Limited

Carl L. Gordon	Director	Director OrbiMed Advisors Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors Limited

Jonathan T. Silverstein	Director	Director OrbiMed Advisors Limited

W. Carter Neild	Director	Director OrbiMed Advisors Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors Limited

Jonathan J. Wang	Director	Director OrbiMed Advisors Limited

Sunny Sharma	Director	Director OrbiMed Advisors Limited

David G. Wang	Director	Director OrbiMed Advisors Limited

Alexander M. Cooper	Director	Director OrbiMed Advisors Limited

SCHEDULE III

The business and operations of OrbiMed Asia GP, L.P. are managed by the executive officers and directors of its sole general partner, OrbiMed Advisors Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.